Exhibit 99.1
Email Message to Pharmion Employees from Pam Herriott, Vice President, Human Resources, of Pharmion,
dated February 14, 2006
I am pleased to announce that the Compensation Committee of our Board of Directors has authorized the Company to implement the Option Exchange Program. This program will allow employees holding options with exercise prices at $21.00 or higher, granted before April 1, 2005, to exchange such options for a lesser number of options with an exercise price equal to the closing price of the Company’s common stock as reported on NASDAQ on the date the new options are granted. This program is not available to the Company’s executive officers or directors.
If you hold eligible options, you will receive further information on the program within the next several weeks.
We are excited that the Compensation Committee has approved this program. Please carefully review all information concerning this program as it becomes available.